 ANTS SOFTWARE INC.
___________________________________

REPORT ON AUDITS OF FINANCIAL STATEMENTS
for the years ended December 31, 2003 and 2002

ANTS SOFTWARE INC.
_______________________________

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ANTs software inc.

We have audited the balance sheets of ANTs software inc. (the Company), a Delaware corporation, as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting standards generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred losses since inception and expects to fully utilize its existing cash prior to December 31, 2004.  These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Burr, Pilger & Mayer LLP
San Francisco, California
February 20, 2004, except for Note 15
as to which the date is March 22, 2004.

ANTS SOFTWARE INC.
BALANCE SHEETS
December 31, 2003 and 2002
____________

ASSETS	2003	2002

Current assets:
Cash	$ 541,725	$ 946,957
Prepaid insurance	46,229	53,597
Prepaid expenses	800	800

Total current assets	588,754	1,001,354

Property and equipment, net	323,501	382,358
Other assets - security deposits	9,100	5,100

Total assets	$ 921,355	$ 1,388,812
	========	========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$ 83,189	$ 74,999
Deferred salaries	340,505	-
Deferred revenues	310,943	-
Note payable - former officer, current portion	75,000	75,000

Total current liabilities	809,637	149,999

Long-term liabilities:
Capital lease payable	10,229	-
Convertible promissory note, net of unamortized discount of $83,196	236,804	-
Long-term note payable - former officer, net of current portion	-	75,000

Total liabilities	1,056,670	224,999

Commitment and contingencies.

Stockholders' (deficit) equity:
Preferred stock, $0.0001 par value: 50,000,000 shares authorized,
no shares issued and outstanding	-	-
Common stock, $0.0001 par value: 100,000,000 shares authorized,
26,381,004 and 23,240,788 shares issued and outstanding in 2003 and 2002, respectively.	2,638	2,324
Notes receivable from officer for stock purchases	(45,000)	(90,000)
Additional paid-in capital	29,668,322	27,425,424
Accumulated deficit	(29,761,275)	(26,173,935)

Total stockholders' (deficit) equity	(135,315)	1,163,813

Total liabilities and stockholders' (deficit) equity	$ 921,355	$ 1,388,812
	========	========

 The accompanying notes are an integral part of these financial statements.

ANTS SOFTWARE INC.
STATEMENTS OF OPERATIONS
for the years ended December 31, 2003 and 2002
____________

	2003	2002

Selling, general and administrative expenses	$ 1,884,939	$ 2,282,303
Research and development expenses	1,731,412	2,040,452

Loss from operations	3,616,351	4,322,755

Other income (expense):
Interest income	8,794	24,722
Gain on legal settlement	20,500	-
Loss on disposal of equipment	-	(6,775)
Interest expense	(283)	(83)

Other income, net	29,011	17,864

Net loss	$ (3,587,340)	$ (4,304,891)
	========	========

Basic and diluted net loss per common share	$ (0.15)	$ (0.22)
	========	========

Shares used in computing basic and diluted net
loss per share	24,692,782	19,408,818
	========	========

The accompanying notes are an integral part of these financial statements.

ANTS SOFTWARE INC. STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY For the years ended December 31, 2003 and 2002

			Notes Receivable
			from Officers
	Common Stock		for Stock	Additional	Accumulated

	Shares	Amount	Purchases	Paid-in Capital	Deficit	Total

Ending balance, December 31, 2001	16,731,552	$ 1,674	$ (135,000)	$ 22,786,441	$ (21,869,044)	$ 784,071
Proceeds from private placements, net of commissions of $108,941	3,420,600	342	-	2,041,653	-	2,041,995
Warrants exercised through cash consideration	2,042,370	204	-	982,066	-	982,270
Stock issued from prior-year warrant exercise	500,000	50	-	124,950	-	125,000
Options exercised through cash consideration	3,600	-	-	2,760	-	2,760
Options exercised through non-cash consideration	15,000	2	-	31,798	-	31,800
Promissory note converted	266,666	26	-	199,974	-	200,000
Common stock issued in settlement of legal fees	125,000	12	-	86,266	-	86,278
Officer note forgiveness	-	-	45,000	-	-	45,000
Stock issued in settlement of note payable to former officer	136,000	14	-	67,986	-	68,000
Equity compensation recognized on expiration date change non-employee option grants	-	-	-	525,635	-	525,635
Compensation expense recognized on vested portion of non-employee option grants	-	-	-	575,895	-	575,895
Net loss	-	-	-	-	(4,304,891)	(4,304,891)

Ending balance, December 31, 2002	23,240,788	2,324	(90,000)	27,425,424	(26,173,935)	1,163,813

Proceeds from private placements, net of commissions of $136,792.	2,571,751	257	-	1,785,270	-	1,785,527
Warrants exercised through cash consideration	367,500	37	-	108,713	-	108,750
Options exercised through cash consideration	28,750	3	-	17,562	-	17,565
Stock issued in settlement of note payable to former officer	172,215	17	-	74,983	-	75,000
Non-cash expense recognized on settlement of note payable to former officer	-	-	-	53,385	-	53,385
Officer note forgiveness	-	-	45,000	-	-	45,000
Discount on convertible promissory note	-	-	-	97,035	-	97,035
Compensation expense recognized on vested portion of non-employee option grants	-	-	-	105,950	-	105,950
Net loss	-	-	-	-	(3,587,340)	(3,587,340)

Ending balance, December 31, 2003	26,381,004	$ 2,638	$ (45,000)	$ 29,668,322	$ (29,761,275)	$ (135,315)
	=======	======	=======	=======	=======	=======

 The accompanying notes are an integral part of these financial statements.

ANTS SOFTWARE INC. STATEMENTS OF CASH FLOWS for the years ended December 31, 2003 and 2002 ____________

	2003	2002

Cash flows from operating activities:
Net loss	$ (3,587,340)	$ (4,304,891)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	176,455	134,796
Compensation expense recognized on options granted to non-employees	105,950	575,895
Loss on extinguishment of debt	53,385	-
Compensation expense recognized on option and warrant extensions	-	525,635
Stock compensation from exercise of options	-	31,800
Loss on sale of fixed assets	-	6,775
Forgiveness of notes and interest receivable from officers for stock purchases	45,000	45,000
Changes in operating assets and liabilities:
Prepaid insurance and expenses	7,368	107,745
Other assets - security deposits	(4,000)	-
Accounts payable	8,190	(61,966)
Deferred salaries	340,505	-
Deferred revenues	310,943	-

Net cash used in operating activities	(2,543,544)	(2,939,211)

Cash flows from investing activities-purchase of property and equipment
Purchases of property and equipment	(90,227)	(69,526)
Proceeds from sale of fixed assets	-	1,350

Net cash used in investment activities	(90,227)	(68,176)

Cash flows from financing activities:
Proceeds from private placements net of commissions	1,785,527	2,041,995
Proceeds from exercise of warrants net of commissions	108,750	982,270
Proceeds from exercise of options	17,565	2,760
Proceeds from convertible promissory note	320,000	200,000
Payment on capital lease	(3,303)
Partial payment of note payable to former officer	-	(7,000)

Net cash provided by financing activities	2,228,539	3,220,025

Net increase (decrease) in cash	(405,232)	212,638

Cash at beginning of period	946,957	734,319

Cash at end of period	$ 541,725	$ 946,957
	========	========

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$ 1,001	$ -

NON-CASH FINANCING ACTIVITY:
Property and equipment acquired with capital lease	$ 13,532	$ -
	========	========
Conversion of current portion of note payable to former officer to common stock	$ 75,000	$ 68,000
	========	========
Conversion of accrued legal fees to common stock	$ -	$ 86,278
	========	========
Conversion of promissory notes to common stock	$ -	$ 200,000
	========	========
Conversion of other current liability to common stock	$ -	$ 125,000
	========	========

The accompanying notes are an integral part of these financial statements.

1.   The Company and its Significant Accounting Policies

Nature of Operations

The Company is engaged in the development and marketing of proprietary software that it believes can dramatically improve performance in applications which require high-speed access to shared, rapidly changing data.  The Company's first product, the ANTs Data Server, is a standards-compliant relational database management system ("RDBMS") based on a high-performance SQL query execution engine that incorporates innovative lock-free operations. The Company intends to market the ANTs Data Server in industries that require a high-performance RDBMS. The Company has initially identified financial services, telecommunications, on-line retail, and transportation/logistics as potential markets for its product.

Basis of Presentation

The Company's financial statements have been presented on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As of December 31, 2003 and 2002 and for the period then ended, respectively, the Company had a net loss of $3,587,340 and $4,304,891 and accumulated capital deficit of $29,761,275 and $26,173,935.  These conditions raise substantial doubt about its ability to continue as a going concern.

To carry out the Company's plan of operation, it anticipates that over the next twelve months it will require approximately $5 million. The Company will pursue a number of avenues to raise these operating funds: 1) in the past the Company has been successful in raising funds through private placements of its stock and it anticipates that it will continue to raise funds through private placements, 2) as the Company develops close relationships with large partners, it will pursue strategic investments from those partners, and 3) the Company expects to begin generating revenue in 2004, and if successful, this will be a source of operating funds. The Company is pursuing all three avenues, however, it believes, that due to an uncertain investment climate, securing additional investment will be difficult.

The financial statements do not include any adjustments relating to the recoverability of assets and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those and other estimates.

Property and Equipment

Property and equipment, which includes assets recorded under capital leases, are carried at cost and are depreciated on the straight-line basis over their estimated useful lives of three to five years.  The costs of leasehold improvements are amortized over the lesser of the lease term or the life of the improvement.  Expenditures for improvement or expansion of property and equipment are capitalized.  Repairs and maintenance are charged to expense as incurred.  When the assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the statement of operations.

1.   The Company and its Significant Accounting Policies, continued

Research and Development Expenses

In accordance with Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Long-Lived Assets

Long-lived assets such as property and equipment are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  When the indicators of impairment are present and the estimated undiscounted future cash flows from the use of these assets are less than the assets' carrying value, the related assets will be written down to fair value.

Operating Segment Information

The Company operates in a single industry segment, computer software. Substantially all of the Company's assets and employees are located at the corporate headquarters in Burlingame, California.

Stock-Based Compensation

At December 31, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 15.  The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

1.   The Company and its Significant Accounting Policies, continued

	2003	2002

Net loss, as reported	$ (3,587,340)	$ (4,304,891)
Less: Stock-based employee compensation expense determined under the fair-value based method	(1,223,538)	(2,658,705)
Net loss, pro forma	$(4,810,878)	$ (6,963,596)
	========	========
Basic and diluted loss per share:
As reported	$(0.15)	$ (0.22)
	========	========
Pro forma	$(0.19)	$ (0.36)
	========	========

The weighted average fair value of options granted during the periods ended December 31, 2003 and 2002 were $0.99 and $2.24 respectively.  The pro forma amounts were estimated using the Black-Scholes option-pricing model with the following assumptions for the periods ended December 31, 2003 and 2002, respectively.

	December 31, 2003		December 31, 2002
Interest rate	2.24%	3.42%	3.22%	-	5.20%
Dividend yield	0%		0%
Expected volatility	135.33%	152.66%	99.60%	-	148.10%
Expected life in years	5 years		1 - 9.61 years

Basic Net Loss per Share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the period.  Diluted net loss per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period.  Since common equivalent shares outstanding during the periods were antidilutive, basic and diluted loss per share are the same.

Reclassification

Certain reclassifications have been made to the prior year financial statements in order for them to conform to the current year presentation.

1.   The Company and its Significant Accounting Policies, continued

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003 and amended the Interpretation in December 2003.  This Interpretation requires the consolidation of Variable Interest Entities in which a company holds a qualifying variable interest.  The provisions of this Interpretation do not have a significant effect on our financial position or operating results.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003.  The provisions of this Standard do not have a significant effect on our financial position or operating results.

2.   Related Party Transactions-Note Receivable and Payable to Former Officer

The Company entered into an agreement (the "Agreement") with a former officer, effective as of January 11, 2001, in which the Company agreed to forgive, on August 4, 2001 and on each year anniversary thereafter, $45,000 of the principal amount and all accrued interest on a loan made to the former officer in August 1999 in the original amount of $225,000. During 2003 and 2002, the Company forgave $45,000 of the loan balance each year and $4,350 and $18,112, respectively, in accrued interest receivable. The aggregate amount receivable at December 31, 2003 and 2002 was $45,000 and $90,000 respectively, which is reflected in the stockholder's equity section of the balance sheets.

The Company also agreed, pursuant to the Agreement, to pay the former officer the sum of $300,000, payable in four $75,000 installments, starting on August 4, 2001 and on each year anniversary thereafter, without interest. In July 2002, the Company paid $7,000 towards the $75,000 current portion of the note payable, due August 4, 2002 to the former officer. In September 2002, the former officer subscribed for 136,000 C Units with each C Unit consisting of one (1) share of common stock of the Company, and a warrant to purchase one share of common stock of the Company at a per share price of seventy-five cents ($0.75), exercisable until August 30, 2003. The C Units were issued in lieu of the remaining $68,000 cash payment due on the current portion of the note payable to the former officer.

In August 2003, the former officer subscribed for 172,215 units with each unit comprised of (i) one share of common stock of the Company and (ii) a warrant to purchase one share of common stock at a per share price of two dollars ($2.00), exercisable until March 31, 2006 (the "Unit"). The Units were issued in lieu of a $75,000 cash payment due on a note payable to the former officer. This transaction resulted in a loss of approximately $54,000 on extinguishment of the debt payment and has been classified as a selling, general and administrative expense on the statement of operations. The loss was calculated as the difference between the price of the then-current private placement offering ($.75 per D Unit) and the price paid by the former officer ($.435 per Unit) times the 172,215 Units subscribed by the former officer. The aggregate amounts payable at December 31, 2003 and 2002 were $75,000 and $150,000 respectively.

3.   Property and Equipment

Property and equipment are summarized by major category as follows at December 31, 2003 and 2002

	2003	2002

Computers and software	$ 774,441	$ 670,682
Furniture and fixtures	29,386	29,386
Leasehold Improvements	9,000	9,000

Less: accumulated depreciation and amortization	(489,326)	(326,710)

Property and equipment, net	$323,501	$ 382,358
	=======	=======

Depreciation included in the statements of operations amounted to $162,616, and $134,796 for the years ended December 31, 2003 and 2002, respectively. Included in property and equipment is computer equipment under capital leases of $13,532, expiring in various years through 2006. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lesser of their related lease terms or their estimated useful lives.  Accumulated depreciation on capital leases was $4,205 at December 31, 2003.

4.      Convertible Promissory Notes

On or about August 15, 2003, the Company sold to two accredited investors, through a private offering, one convertible promissory note each, without interest, in principal face amount of $160,000 per note, due on August 15, 2005, convertible at the option of the holder into shares of Common Stock of the Company, at a conversion price of $0.75 per share. Upon conversion of a note, the Company will grant the holder of such note a warrant to purchase 213,333 shares of Common Stock of the Company at a per share price of $2.00, exercisable until March 31, 2006. The proceeds of the convertible promissory notes were used for general working capital purposes. The sales of these securities were made in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933.The notes were initially recorded net of debt discount, which was imputed using an interest rate of 19.80%. The debt discount totaling $97,035 will be amortized monthly over the life of the note. As of December 31, 2003, $13,839 of the debt discount was amortized with a total balance owed of $236,804.

5.      Commitments and Contingencies

Lease Commitments

As of December 31, 2003, the Company leases certain computer equipment under various noncancelable capital and operating leases.  Future minimum lease payments required under the noncancelable leases are as follows:

5.      Commitments and Contingencies, continued

Year Ending December 31                           Operating Leases         Capital Leases

    2004                                                $3,052                $4,619
    2005                                                 3,052                 4,619
    2006                                                 2,543                 4,387

   Total minimum lease payments                         $8,647               $13,625
                                                        ======
     Less amount representing interest                                         3,396
     Present value of future net minimum lease payments                      $10,229
                                                                             =======

The Company leases office space on a month-to-month basis at $6,000 per month.  Total rental expense for all operating leases for the years ended December 31, 2003 and 2002 amounted to $63,000 and $89,000, respectively.

Contingencies

The Company was a defendant in a case entitled Hubert P. Lauffs v. Mosaic Multisoft Corporation, in which the plaintiff asserted a cause of action against the Company for breach of fiduciary duty.  The plaintiff purported to base his cause of action on allegations that the Company and others caused the shareholders of Mosaic Multisoft Corporation ("Mosaic") to elect outside directors to its board of directors who subsequently voted to remove Mosaic's president from office, thus interfering with Mosaic's ability to raise capital and causing Mosaic to be unable to repay its debt to the plaintiff.

In March 2000, the Company won this case on summary judgment.  In April 2000, the plaintiff filed an appeal of the summary judgment ruling.  On November 21, 2001, the Fourth District Court of Appeal ruled in the Company's favor by affirming the Superior Court's March 2000 summary judgment. In September 1999, the Company had filed an action for malicious prosecution against Lauffs and his attorney seeking recovery of the Company's legal fees incurred in connection with the proceedings.  The Company entered into Settlement Agreements in December 2002, pursuant to which the plaintiffs agreed to pay the Company an aggregate of $400,000.   Per an agreement the Company entered into with the Company's attorneys on or about September 27, 2002, almost all of the money recovered will be paid to the Company's attorneys. From January 1, 2003 through December 31, 2003, the Company received $20,500 as its portion of the settlement, which was reflected on the statement of operations as a gain from legal settlement.

6.      Deferred Salaries

During 2002 and 2003 employees were subject to a series of pay cuts reducing pay to 85% of base salary. On June 1, 2003, the Company's management team was being paid 25-50% of base salary (with the difference between actual pay and 85% of base salary being accrued as deferred salary for possible pay back at a later date). On July 16, 2003 the remaining employees were being paid 50% of base salary (with the difference between actual pay and 85% of base salary being accrued as deferred salary for possible pay back at a later date). On September 16, 2003, pay for the Company's management team was increased to 50-85% of base salary (with the difference between actual pay and 85% of base salary being accrued as deferred salary).

6.      Deferred Salaries, continued

Also on September 16, 2003, the remaining employees' pay was increased to 85% of base salary. The Company stopped accruing deferrals for those employees receiving 85% of base salary. The deferred amounts are expensed on the Company's statement of operations and accrued as a liability on its balance sheet. As of December 31, 2003, the Company had accrued a total of $340,505 in salary deferrals.

7.      Deferred Revenues

On or about August 22, 2003 the Company signed a Letter of Intent ("LOI") with Net Soft Systems, Inc. of Vancouver, British Columbia, Canada ("Net Soft"). The LOI includes the following terms:

  Net Soft agreed to pay the Company $400,000 (non-refundable)
  The Company agreed to negotiate only with Net Soft for the exclusive rights to sell and distribute the ANTs Data Server (the "Rights") in Poland, Russia, the Czech Republic, and the European Common Market
  The negotiation process will determine what additional payments would be required of Net Soft to obtain the Rights
  If, by November 30, 2003, terms of a deal regarding the Rights have not been agreed to, the Company may negotiate the Rights with any other entity
  The LOI itself contains no grant of Rights

As of December 31, 2003, the Company had received $310,943 of the $400,000 due pursuant to the LOI. On November 30, 2003 the Company and Net Soft agreed to extend the LOI through January 31, 2004 and on January 31, 2004 the Company and Net Soft agreed to extend the LOI through March 31, 2004. In accordance with Generally Accepted Accounting Principles the Company does not consider the earnings process complete until collection is reasonably assured and all applicable revenue recognition conditions are met according to the Security and Exchange Commission's Staff Accounting Bulletin: No 104 -"Revenue Recognition"  Therefore, the payments pursuant to the LOI are being recorded as deferred revenue at December 31, 2003.

8.      Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes.  Due to the Company's loss position for the periods ended December 31, 2003 and 2002, there was no provision for income taxes during these periods.

A valuation allowance has been recorded for the total deferred tax assets as a result of uncertainties regarding realization of the asset based upon the lack of profitability and the uncertainty of future profitability.

The tax effects of significant temporary differences representing deferred tax assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$7,585,000	$ 6,760,000
Less valuation allowance	(7,585,000)	(6,760,000)

Net deferred tax asset	$ -	$ -
	=======	========

8.      Income Taxes, continued

The Company has California and Federal net operating loss (NOL) carryforwards totaling approximately $10,157,000 and $20,120,000, respectively, as shown below. At December 31, 2003 the Company had NOL carryforwards for tax purposes expiring as follows:

Year Expires	State	Federal

2004	$857,000	$695,000
2008	-	235,000
2009	-	51,000
2010	-	6,000
2011	-	166,000
2012 -2019	9,300,000	2,652,000
2020 - 2023	___________-	16,315,000

Total loss carryforwards	$ 10,157,000	$ 20,120,000
	=========	=========

Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to an annual limitation in future periods.  Such a change could substantially limit the eventual tax utilization of these carryforwards.

9.      Stockholders' Equity

In the first quarter of 2002, the first of four private offerings was completed with the sale of 726,644 A Units, at a price of $0.75 per unit (the "A Units"), with each A Unit consisting of (i) one (1) share of common stock of the Company, and (ii) a warrant to purchase up to one (1) share of common stock of the Company at a per share price of one dollar ($1.00), exercisable until December 31, 2002.  In connection with this offering, the Company paid $7,150 in cash and authorized the issuance of 31,498 shares in lieu of cash in commissions in connection with this private placement.  Of the authorized shares, 6,500 were issued during the first quarter of 2002, 24,998 shares were issued in the second quarter of 2002. The gross proceeds of the offering were $544,983.

In the second quarter of 2002, the second of the four private offerings was completed with the sale of 1,126,008 A Units and 46,666 B Units, at a price of $0.75 per B Unit (the "B Units"), with each B Unit consisting of (i) one (1) share of common stock of the Company, and (ii) a warrant to purchase up to one (1) share of common stock of the Company at a per share price of one dollar ($1.00), exercisable until June 30, 2003. In connection with this offering, the Company paid $31,000 and issued 14,000 A Units in commissions and finder's fees. The gross proceeds of the offering were $879,505.

In the third quarter of 2002, the third of the four private offerings was completed with the sale of 925,000 C Units, at a price of $.50 per unit (the "C Units"), with each C Unit consisting of (i) one (1) share of common stock of the Company, and (ii) a warrant to purchase up to one (1) share of common stock of the Company at a per share price of seventy-five cents ($0.75), exercisable until August 30, 2003. In connection with this offering, the Company incurred a cash obligation of $19,375 and issued 40,750 C Units in commissions and finder's fees. The gross proceeds of the offering were $462,500. The Company also issued 33 B Units in connection with $25 received in the third quarter 2002 to complete an investment received in the second quarter 2002.

9.      Stockholders' Equity, continued

In the fourth quarter of 2002, the fourth of the four private offerings was completed with the sale of 500,000 C Units. In connection with this offering, the Company incurred a cash obligation of $37,500 in commissions and finder's fees. The gross proceeds of the offering were $250,000. Also, through a discounted warrant offering, accredited investors exercised 1,942,370 warrants to purchase common stock, at a price of fifty cents ($0.50) per share. In connection with this offering, the Company incurred a cash obligation of $13,916 in commissions and finder's fees. The gross proceeds from the offering were $971,186.

On or about March 11, 2002 and March 14, 2002 the Company sold to an accredited investor, through a private offering, two convertible promissory notes without interest in aggregate and a total principal face amount of $200,000.  The two promissory notes were convertible at the option of the holder into B Units.On or about June 25, 2002, the investor converted both promissory notes into an aggregate of 266,666 B Units. The proceeds were used for general working capital purposes.

The Company agreed to extend the period during which a former officer could exercise two option grants to purchase a total of 220,000 shares of common stock and also agreed to extend the period during which the Company's current Chief Scientist could exercise a warrant to purchase 400,000 shares of common stock. A non-cash research and development expense totaling $525,635 was recognized during the first quarter of 2002.

During the first quarter of 2002, the following equity transactions occurred: a former employee exercised an option to purchase 600 shares of common stock for the aggregate amount of $1,200; a former consultant exercised an option to purchase 15,000 shares of common stock and paid the exercise price, valued at $31,800, in services rendered, during the first quarter of 2002.

During the second quarter of 2002, the Company's Chief Scientist exercised a warrant to purchase 100,000 shares of Common Stock for the aggregate amount of $25,000.

In July 2002, the Company paid $7,000 toward the $75,000 current portion of the note payable, due August 4, 2002 to a former officer. In September 2002, the former officer subscribed for 136,000 C Units. The C Units were issued in lieu of the remaining $68,000 cash payment due on the note payable to the former officer. For further information concerning this transaction, see note 2.

During the fourth quarter of 2002, the following equity transactions occurred: a consultant exercised an option to purchase 3,000 shares of common stock for the aggregate amount of $1,560; and the Company entered into a settlement agreement effective September 27, 2002, with the law firm Hughes Hubbard & Reed LLP pursuant to which the Company agreed to issue 125,000 C Units in exchange for full satisfaction of accrued legal expenses totaling $86,278, which had been recorded in prior periods.

During the first quarter of 2003, the Company sold to accredited investors through a private offering, 20,000 C Units, at a price of fifty cents ($.50) per C Unit, with each C Unit consisting of (i) one (1) share of common stock of the Company, and (ii) a warrant to purchase up to one (1) share of common stock of the Company at a per share price of seventy-five cents ($0.75), exercisable until August 30, 2003. In connection with this offering the Company issued 2,000 C Units in commissions and finder's fees. The gross proceeds of the offering were $10,000. The C Unit offering was closed in January 2003.

During the first quarter of 2003, the Company sold to accredited investors, through a private offering, 402,497 D Units at a price of seventy-five cents ($0.75) per D Unit, with each D Unit consisting of (i) one (1) share of common stock of the Company, and (ii) a warrant to purchase up to one (1) share of common stock of the Company at a per share price of two dollars ($2.00), exercisable until March 31, 2006. In connection with this offering, the Company paid $16,250 in cash commissions and finders' fees, and will issue 15,151 D Units to the placement agent. The gross proceeds from the offering were $301,875.

9.      Stockholders' Equity, continued

From January 1, 2003 through March 31, 2003 two consultants exercised options to purchase an aggregate of 19,750 shares of common stock for the aggregate amount of $11,485.

During the second quarter of 2003 the Company sold, to accredited investors, through the same private offering, 929,733 D Units at a price of seventy-five cents ($0.75) per D Unit. In connection with this offering, the Company paid $51,024 in cash commissions and finders' fees and will issue 47,573 D Units to the placement agent. The gross proceeds from the offering were $697,304.

From April 1, 2003 through June 30, 2003, one consultant exercised options to purchase 4,000 shares of common stock for an aggregate amount of $2,080.

From April 1, 2003 through June 30, 2003, one employee exercised a warrant to purchase 300,000 shares of common stock for the aggregate amount of $75,000.

During the third quarter of 2003 the Company sold to accredited investors, through the same private offering, 393,833 D Units. In connection with this offering, the Company paid $20,768 in cash commissions and finders' fees and will issue 19,361 D Units to the placement agent. The gross proceeds from the offering were $295,375.

In August 2003, a former officer subscribed for 172,215 units with each unit comprised of (i) one share of common stock of the Company and (ii) a warrant to purchase one share of common stock at a per share price of two dollars ($2.00), exercisable until March 31, 2006 (the "Unit"). The Units were issued in lieu of a $75,000 cash payment due on a note payable to the former officer. This transaction resulted in a loss of approximately $54,000 on extinguishment of the debt payment. The loss was calculated as the difference between the price of the then-current private placement offering ($.75 per D Unit) and the price paid by the former officer ($.435 per Unit) times the 172,215 Units subscribed by the former officer.

From July 1, 2003 through September 30, 2003, one former employee exercised a warrant to purchase 67,500 shares of common stock for the aggregate amount of $33,750.

During the fourth quarter of 2003 the Company sold to accredited investors, through the same private offering, 823,688 D Units. In connection with this offering, the Company paid $48,750 in cash commissions and finders' fees and will issue 45,450 D Units to the placement agent. The gross proceeds from the offering were $617,765.

On or about August 4, 2003, the board of directors of the Company extended the expiration date of 1,561,083 warrants from August 31, 2003 to December 31, 2003. .  Such warrants had been issued by the Company in private offerings in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933

In October 2003, one consultant exercised an option to purchase 5,000 shares of common stock for the aggregate amount of $4,000.

10.  Per Share Data

Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed using the weighted-average number of common shares and common share equivalents outstanding during the period.  The Company excluded all common share equivalents from the calculation because all such securities are antidilutive for the two periods presented.

The computation of the basic and diluted net loss per share was a follows:

	Loss (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2003
Basic and diluted loss per share	$(3,587,340)	24,692,782	$(0.15)
Year ended December 31, 2002
Basic and diluted loss per share	$(4,304,891)	19,408,818	$(0.22)

At December 31, 2003, options and warrants for the purchase of 7,325,462 common shares at prices ranging from $0.52 to $11.65 per share were antidilutive and therefore not included in the computation of diluted earnings per share.

At December 31, 2002, options and warrants for the purchase of 6,684,976 common shares at prices ranging from $.25 to $11.63 per share were antidilutive and therefore not included in the computation of diluted earnings per share. The number of options and warrants outstanding at December 31, 2002 increased by 33,333 from the previously reported amount due to warrants that were classified as expired.

11.  Concentration of Credit Risk-Cash

The Company maintains a cash balance at two major financial institutions in excess of the federally insured limit of $100,000 per institution.  At December 31, 2003, the Company's uninsured cash balance totaled $366,896.

12.  Employee Benefit Plans

The Company has a 401(k) Income Deferral Plan (the Plan) immediately open to all employees regardless of age or tenure with the Company.  The Company may make a discretionary contribution to the Plan each year, allocable to all Plan participants.  However, the Company elected to make no contributions for the years ended December 31, 2003 and 2002.  Administrative fees for the plan totaled $3,793 and $4,285 for the years ended December 31, 2003 and 2002, respectively.

13.  Warrants

As of December 31, 2003, the Company had warrants to purchase 3,484,300 common shares outstanding. These securities give the holder the right to purchase shares of the Company's restricted common stock in accordance with the terms of the instrument as follows:

13.  Warrants, continued

Number of Warrants Issued	Exercise Price per Share	Year of Expiration

85,833	$0.75	2004 - 2006
300,000	$1.12	2004
2,736,133	$2.00 - $2.75	2005 - 2006
125,000	$3.18	2004
119,000	$5.50	2005
30,000	$7.25 - $7.44	2005 - 2006
23,334	$8.25	2005
65,000	$10.50 - $11.63	2005
3,484,300
========

14.  Stock Compensation Plan

In September 2000, the Company's shareholders approved a stock option plan under which incentive stock options and non-qualified stock options are granted to employees, directors or consultants at not less than the fair market value on the date of grant for incentive stock options and 85% of fair market for non-qualified options. Options granted under the plan are generally vested within three years after the date of grant and expire 10 years after issuance. Options are granted at the discretion of the Board of Directors.

The following table summarizes stock option plan activity for the years ended December 31, 2003 and 2002:

		Outstanding Options
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price

Balance at December 31, 2001	1,188,478	2,721,522	$ 2.59
Granted	(1,099,455)	1,099,455	1.52
Exercised through cash consideration	-	(3,600)	0.77
Exercised through non-cash consideration	-	(15,000)	2.12
Retired and other	418,311	(418,311)	2.71

Balance at December 31, 2002	507,334	3,384,066	$ 2.26

Additional shares reserved	1,500,000	-	-
Granted	(1,025,000)	1,025,000	1.09
Exercised through cash consideration	-	(28,750)	0.61
Retired and other	539,154	(539,154)	1.96

Balance at December 31, 2003	1,521,488	3,841,162	$ 2.00
	=========	========

The options vested at December 31, 2003 and 2002 were 3,058,280 with an average weighted exercise price of $2.18, and 2,730,126 with an average weighted exercise price of $2.28, respectively.

14.  Stock Compensation Plan, continued

The weighted average fair value of options granted during the years ended December 31, 2003 and 2002 were $0.99 and $2.24, respectively.

The following table summarizes employee information regarding stock options outstanding at December 31, 2003:

Exercise Price	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Vested at 12/31/03	Weighted Average Exercise Price

$0.52 - $0.96	343,000	8.81 years	$0.63	291,060	$0.59
$1.00 - $1.93	1,263,261	8.59 years	1.31	583,698	1.40
$2.00 - $2.91	1,858,460	7.28 years	2.53	1,833,656	2.53
$3.00 - $3.30	376,441	4.05 years	3.11	349,866	3.10

	3,841,162			3,058,280
	=======			=======

15.  Subsequent Event

In March 2004, the Company sold to accredited investors, through a private offering, approximately 5.7 million D Units at a price of seventy-five cents ($0.75) per D Unit. The gross proceeds from the offering were approximately $4.3 million.  The Company intends to issue certain D Units to the placement agent and pay cash commissions and finders' fees in connection with this offering. The proceeds of the private offering will be used for sales, marketing and general working capital purposes. The sales of these securities were made in reliance upon Rule 506 and Section 4(2) of the Securities Act of 1933.